Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can opt out of interacting with a counterparty type or types (as defined in Part III, Item 13). All Subscribers may opt out of interacting with counterparty type 1. Subscribers in types 1-4 may additionally opt out of interacting with type 5. Subscribers in type 5 may only opt out of interacting with counterparty type 1. Additionally, Subscribers can enable self-cross prevention, which blocks a Subscriber from matching against its own orders.

External Subscribers may also request to have their orders only interact with orders submitted by the same Subscriber. Enabling of this last functionality is subject to the sole discretion of the BDO which may evaluate based on, among other factors, intended purpose for use of this functionality and reputational and regulatory risks, and may be disabled at any time based on the BDO's evaluation. Orders submitted under this functionality will not be subject to the standard counterparty type segmentation described in Part III Item 13. Orders submitted under this functionality will follow normal rules described in Part III Item 11(c) with the exception that such Orders will not be able to interact with any Orders that are not submitted by the same Subscriber. The ATS anticipates that this functionality will be used by Subscribers wishing to cross orders but who may be unable to trade report transactions on their own.

Subscribers may request to opt out of counterparty interactions by contacting their assigned BDO high touch or low touch equities sales trader during onboarding or at any other time. A member of the Client Onboarding team will configure the opt-out settings for all subsequent ATS orders, typically effective next day. The BDO will not disclose to Subscribers the names of individual counterparties that may route orders to the ATS. Further information on counterparty types can be found in Part III, Item 13.